

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 18, 2022

Sandro Piancone
Chief Executive Officer
Hempacco Co., Inc.
9925 Airway Road
San Diego, CA 92154

>   **Re: Hempacco Co., Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 24, 2022**
>   **File No. 333-263805**

Dear Mr. Piancone:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 24, 2022

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 6

1.   We are unable to agree with your response to prior comment 1. In this regard, we note your response that "the Company's current management is currently management for Green Globe as well" and that: (1) it appears from pages 1 and 2 of the Agreement for Share Exchange filed as exhibit 10.1 that in May 2021 Green Globe issued shares of common stock to acquire <u>100%</u> of the outstanding common shares of Hempacco; (2) it appears from page F-4 of the Form S-1 and from publicly available financial statements of Green Globe that Hempacco's total revenue for the year ended December 31, 2021 represented <u>100%</u> of Green Globe's total revenue for the year ended December 31, 2021; and (3) it appears from the publicly available "Disclosure Statement Pursuant to the Pink Basic Disclosure Guidelines" of Green Globe that on March 22, 2021 "<u>all</u> the Directors

and Officers of Issuer resigned and were replaced by new Directors and Officers <u>selected by Hempacco Co., Inc.</u>" As a result, it does not appear that you are an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 as disclosed on page 6 since a registration statement for the initial public offering of Green Globe International, Inc. (formerly known as Apollo Holdings, Inc.) was declared effective in 2002. Please advise or revise accordingly.

<u>Use of Proceeds, page 28</u>

2. Please disclose, if applicable, whether you plan to use a portion of the net proceeds to repay amounts owed to your officers and directors. In this regard, we note the disclosure on page 50 that as of December 31, 2021, you: (1) owed $29,000 to UST Mexico; (2) owed $70,000 to Strategic Global Partners, Inc.; and (3) owed $63,404 to Cube 17, Inc.

<u>Our Corporate History and Structure, page 32</u>

3. We note your responses to prior comments 1 and 5. Please expand the disclosure in this section to discuss in greater detail the corporate history and structure of the company, especially between the company and Green Globe International, Inc. For example:
   • Disclose the date on which the company acquired the majority of the voting capital stock of Green Globe, quantify the percentage of the total voting capital stock acquired, and the amount of the consideration paid to acquire the majority of the voting capital stock. In this regard, we note the information on page 2 of your letter dated March 21, 2022, such as the payment of $50,000 for voting control.
   • Identify, if practicable, the individual who had voting and investment control of the majority of common stock of the company and who had voting and investment control of the majority of the voting capital stock of Green Globe after the acquisition in March 2021.
   • Identify the members of the board of directors of the company and Green Globe after the acquisition in March 2021 and on May 21, 2021, the date of the Agreement for Share Exchange filed as exhibit 10.1. In this regard, we note the disclosure on page 44 that members of the board of the company have been members of the board of Green Globe since March 22, 2021 and that Mr. Piancone has served as a director of the company since inception.
   • Disclose the amount of the 9,917,532 shares of stock stock issued on May 21, 2021 to each of the officers and directors of the company and when Green Globe acquired all 18,395,532 outstanding shares of the company In this regard, we note the disclosure on pages 31 and 66 about 9,917,532 shares and 18,395,532 shares and the issuance of shares "[O]n or about May 21, 2021," respectively.

<u>Business, page 37</u>

4. Please expand the disclosure on page 37 to discuss the material terms of the joint venture agreements. For example, we note the disclosure on page 37 about the agreements entered into in January 2022 does not mention the disclosure on pages F-19 and F-20 that "As an

incentive to enter into this joint venture CCCC was awarded 100,000,000 Green Globe International warrants" and that the joint venture agreement "grants the right to Stick-It to purchase 100,000,000 five-year warrants of Green Global International, Inc. common stock at an exercise price of $0.01 per share," respectively. Also, reconcile the reference on page F-20 to an exercise price of $0.01 per share with the reference on page 27 of Exhibit 10.8 to an exercise price of $0.0001 per share.

5. Please tell us, with a view to disclosure, the business reasons for awarding Green Globe warrants and for granting the right to purchase warrants of Green Globe instead of awarding Hempacco warrants and granting the right to purchase warrants of Hempacco. In this regard we note the disclosure about such warrants on pages F-19 and F-20 and the disclosure on page F-16 about an agreement with a sales agent on November 23, 2021 in which the sales agent was to be granted 100,000,000 warrants to purchase common stock of Green Globe International, Inc.

6. Please file as an exhibit the agreement entered into on November 23, 2021 mentioned on page F-16. Also, tell us, with a view to disclosure, whether you have entered into agreements that provide a framework for your ongoing relationship with Green Globe International, Inc.

Certain Relationships and Related Party Transactions, page 50

7. We note your response to prior comment 4. Please tell us the extent to which your analysis considered:
   - the amount of shares of common stock issued by the company "on or about May 21, 2021" per page 31 to your founders, officers and directors and their affiliates that were exchanged for shares of Green Globe;
   - the amount of shares of common stock held by the company's founders, officers and directors and their affiliates compared to the total number of shares of common stock exchanged for shares of Green Globe;
   - the amount of time between (1) the issuance of shares "on or about May 21, 2021," (2) the exchange of approximately 18.4 million shares of common stock of the company for approximately 70.3 billion shares of Green Globe per pages 1 and 2 of Exhibit 10.1, and (3) "[O]n or about May 21,2021, all the Company's outstanding common shares.... were acquired by Green Globe;"
   - the similarity between the directors of your company and the directors of Green Globe between March 22, 2021 and May 21, 2021; and
   - the similarity, if any, between the controlling shareholder and the shareholder's total voting power of the company and Green Globe prior to the exchange of common stock of the company for common stock of Green Globe in May 2021. In this regard, we note that the response to comment 4 and publicly available documents of Green Globe indicate that preferred stock of Green Globe acquired by the company for $50,000 in March 2021 represented 80% of all votes entitled to be voted at a meeting of shareholders of Green Globe.

Principal Shareholders, page 51

8. Please revise the table on page 51 to include the directors and officers as of the most recent practicable date. For guidance, see Item 403(b) of Regulation S-K. For example, the table on page 51 does not appear to include the shares issued in December 2021 to Mr. Pearson mentioned on page 67. As another example, it is unclear whether the beneficial ownership of Dr. Titus and Mr. Halamuda mentioned on page 51 includes the issuance of shares in December 2021 to Dr. Titus and Mr. Halamuda mentioned on page 67.

9. Please revise the disclosure on page 51 to clearly identify each of the current board members of Green Globe International, Inc.

Financial Statements
Notes to the Consolidated Financial Statements
Note 1 - Organization, Business and Liquidity
Organization and Operations, page F-7

10. We note your response to prior comment 8 and that you accounted for the transaction as a reverse acquisition. Tell us how you determined that reverse acquisition is appropriate given that GGII was a shell company and appears that it should have been accounted for as a reverse recapitalization.

11. We also note that you have concluded that you, Hempacco, is the accounting acquirer. Tell us how you have reached that conclusion given the following factors:
    *   you are majority owned by GGII, your directors and officers are those of your majority owner GGII.
    *   how the board of directors of the combined entity is determined, and
    *   the fact that the GGII had nominal operations and assets.
    *   address your use of the term "parent company" to refer to GGII, as in a reverse acquisition, the management of the accounting acquirer generally takes over the combined business rather than remaining as two separate operating businesses as your disclosure indicates. You should clearly identify why after this reverse acquisition, there are still two surviving entities rather than one combined business.

Note 2 - Significant Accounting Policies
Principles of Consolidation, page F-8

12. We note that you fully consolidate your joint ventures ASC 810-10. As you own 50% of each of the joint ventures disclosed, it is unclear how you have determined that you have a controlling financial interest in these entities.   For each joint venture you participate in, please address the following:
    *   percentage ownership and accounting policy used for consolidation;
    *   degree of significant influence;
    *   demonstrate your control over each entity you fully consolidate and why accounting under ASC 323-30 is not applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Gilmore, Senior Accountant, at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lance Brunson, Esq.